Exhibit 10.17

December 31, 2010

Re:   Amended and Restated Offer Letter

Dear Richard:

This letter (the “Amended Letter”) amends and restates the offer letter between you and AcelRx Pharmaceuticals, Inc. (“AcelRx” or the “Company”) dated March 1, 2010 (the “Original Letter”) in order to clarify the manner of exemption or compliance of certain items of compensation with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and the 2010 Patient Protection and Affordable Care Act. This letter also clarifies the terms of the milestone-based option grant as contemplated in the Original Letter.

Position

You will continue to serve as the Company’s President and Chief Executive Officer and as a member of the Board of Directors of the Company (the “Board”). You shall work for the company on a 100% basis and shall not perform any outside consulting or other services without advance approval from the Board. You may not serve as a director on any board of directors without the written consent of the Board, except that you may sit on the board of directors of Clarus Therapeutics, Inc. as an outside non employee director provided Clarus Therapeutics, Inc. successfully becomes a publicly traded company through an Initial Public Offering and such service does not materially interfere with your duties to the Company.

Compensation

You shall earn an annualized base salary of $400,000, less standard payroll deductions and withholdings, payable in accordance with Company practice and policy. In addition to your base salary, you will have an opportunity to earn a target annual performance bonus of up to 35% of your earned salary based on achievement of a series of personal and Company objectives that the Board and/or the Compensation Committee of the Board will approve annually. Whether you earn any bonus will be dependent upon the actual achievement by you and the Company of the applicable personal and Company objectives, as determined by the Board (or Committee, as applicable), and will be subject to your continued employment through the end of the applicable performance period. The 2010 performance bonus will be prorated based on your employment commencement date of March 3, 2010. In all events, any earned bonus will be paid not later than March 15 of the year following the year in which your right to such amount became vested so that such amounts are exempt from Code Section 409A pursuant to Treasury Regulation 1.409A-1(b)(4).

Equity Awards

The Board previously granted to you stock options exercisable for 1,826,440 shares of the Company’s Common Stock (the “Initial Option”). These options are subject to the terms and conditions of the applicable stock option agreement between you and the Company. From time to time, the Board may grant you additional equity awards, in their sole discretion.

If by June 30, 2011, the Company has: (i) closed its underwritten initial public offering for the purchase of equity securities of the Company; (ii) sold at least $15 million dollars of preferred stock in a private financing to investors who are not stockholders of the Company prior to such financing; or (iii) has completed a corporate partnering transaction approved by the Board that partners one of the Company’s primary product candidates in either Europe or the United States, then, promptly following the Board’s certification of the achievement of such performance milestones, and subject to your continued employment through both the milestone achievement and the date of grant, the Board will grant to you an additional stock option (the “Milestone Grant”) to purchase 460,835 shares. Subject to Board approval, such grant will be made pursuant to the terms of the Company’s then-current equity incentive plan and will have an exercise price equal to 100% of the fair market value of the Common Stock on the date of grant. This grant will be subject to vesting over four years following the date of grant.

Change in Control Severance Benefits

If on or within 18 months following a Change in Control (as defined in the Company’s 2006 Stock Plan) either you are terminated without Cause (defined below) (and other than as a result of your death or disability) or you resign for Good Reason (defined below), and subject to your execution of a general release of all claims with respect to the Company that is effective not later than 30 days after your Separation from Service (as defined below) then the vesting of any then-outstanding equity awards shall accelerate in full such that 100% of the then unvested shares underlying such equity award will become vested and exercisable as of your termination date.

In addition, if (1) AcelRx or a successor entity terminates your employment without Cause (and other than as a result of your death or disability), or if you resign for Good Reason, in either case on or within twelve (12) months following a Change in Control, or (2) AcelRx or a successor entity terminates your employment without Cause (and other than as a result of your death or disability) and it is not in connection with a Change in Control, and provided such termination constitutes a “separation from service” (as defined under Treasury Regulation Section 1.409A-1(h) and without regard to alternate definitions thereunder, a “Separation from Service”), then subject to your obligations below, you shall be entitled to receive the following severance benefits (collectively the “Severance Benefits”):

(i)        an amount equal to twelve (12) months of your then current base salary, ignoring any decrease in base salary that forms the basis for Good Reason, subject to applicable tax withholdings, paid (except as set forth below) over the first 12 months following your

Separation from Service (such 12 month period, the “Severance Period”, and such benefit, the “Salary Continuation”); and

(ii)        if you timely elect continued coverage under the health care continuation laws commonly known as COBRA for yourself and your covered dependents, then the Company shall pay, directly to the COBRA carrier as and when due, the COBRA premiums necessary to continue your health insurance coverage in effect for yourself and your eligible dependents from your termination date until the earliest of (A) the end of the Severance Period, (B) the expiration of your eligibility for the continuation coverage under COBRA, or (C) the date when you become eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment (such period from the termination date through the earliest of (A) through (C), the “COBRA Payment Period”). Notwithstanding the foregoing, if at any time the Company determines that the payment of the COBRA premiums would result in a violation of the nondiscrimination rules of Section 105(h)(2) of the Code or any statute or regulation of similar effect (including but not limited to the 2010 Patient Protection and Affordable Care Act, as amended by the 2010 Health Care and Education Reconciliation Act), then in lieu of providing the COBRA premiums, the Company will instead pay to you on the first day of each month of the remainder of the COBRA Payment Period, a fully taxable cash payment equal to the COBRA premiums for that month, subject to applicable tax withholdings (such amount, the “Special Severance Payment”), for the remainder of the COBRA Payment Period. If you become eligible for coverage under another employer’s group health plan or otherwise cease to be eligible for COBRA during the period provided in this clause, you must immediately notify the Company of such event, and all payments and obligations under this clause shall cease.

The Severance Benefits are conditional upon (a) your continuing to comply with your obligations under your Proprietary Information Agreement (defined below) during the period of time in which you are receiving the Severance Benefits; (b) your delivering to the Company an effective, general release of claims in favor of the Company in a form acceptable to the Company within 30 days following your Separation from Service; and (c) if you are a member of the Board, your resignation from the Board, to be effective no later than the date of your Separation from Service (or such other date as requested by the Board). In addition, notwithstanding the payment schedules described above, no payments will be made prior to the 30th day following your Separation from Service. On the 30th day following your Separation from Service, the Company will pay, in a lump sum, the Severance Benefits that would have otherwise been paid on or prior to such date under the original schedule but for the delay while waiting for the 30th day in compliance with Section 409A and the effectiveness of the release, with the balance of the Severance Benefits being paid as originally scheduled.

The following terms have the meaning set forth below wherever they are used in the Original Letter (as amended by this Amended Letter):

“Cause” means (a) your unauthorized use or disclosure of the Company’s confidential information or trade secrets, which use or disclosure causes material harm to the Company, (b) your material breach of any agreement between you and the Company, (c) your material failure to comply with the Company’s written policies or rules, (d) your conviction of, or your plea of “guilty” or “no contest” to, a felony under the laws of the United States or any state, (e) your gross negligence or willful misconduct, (f) your continuing failure to perform assigned duties after receiving written notification of the failure from the Board of Directors or (g) your failure to cooperate in good faith with a governmental or internal investigation of the Company or its directors, officers, or employees, if the Company has request your cooperation. A condition will not be considered “Cause” under (b), (c), (f) and (g) unless the Company gives you written notice of the condition within 30 days after the condition comes into existence and you fail to remedy the condition within 5 days after receiving your written notice.

“Good Reason” means your voluntary resignation from all positions you then hold with the Company within sixty (60) days following the occurrence of any of the following events without your written consent and after providing written notice of such event to the Company and providing the Company at least thirty (30) days to cure such event: (i) a material reduction or change in your job duties, reporting relationships, responsibilities and requirements inconsistent with your position with the Company and prior duties, reporting relationships, responsibilities and requirements prior to the Change in Control, provided that neither a mere change in title alone nor reassignment following a Change in Control to a position that is substantially similar to the position held prior to the Change in Control in terms of job duties, responsibilities or requirements shall constitute a material reduction in job responsibilities; (ii) a reduction in your then-current base salary by at least 20%, provided that an across-the-board reduction in the salary level of all other senior executives by the same percentage amount as part of a general salary level reduction shall not constitute such a salary reduction, or (iii) the relocation of your principal place for performance of your Company duties to a location more than thirty (30) miles from the Company’s then current location at the time of the Change in Control.

Additional Terms

AcelRx offers competitive and comprehensive benefits programs. All employees are eligible to participate in the programs, in accordance with plan guidelines. You will also be entitled to four weeks of paid vacation annually according to the Company’s standard policies.

You will be eligible for expense reimbursement in accordance with Company policy. For the avoidance of doubt, to the extent that any reimbursements payable to you are subject to the provisions of Code Section 409A: (a) to be eligible to obtain reimbursement for such expenses you must submit expense reports within 45 days after the expense is incurred, (b) any such reimbursements will be paid no later than December 31 of the year following the year in which the expense was incurred, (c) the amount of expenses reimbursed in one year will not affect the amount eligible for reimbursement in any subsequent year, and (d) the right to reimbursement under this agreement will not be subject to liquidation or exchange for another benefit.

Your employment is subject to your continued compliance with the terms of the employee non-disclosure and inventions agreement dated March 10, 2010 between you and the Company (the “Proprietary Information Agreement”). In your work for the Company, you are not to use or disclose to any person associated with the Company, any confidential or proprietary information belonging to any former employer or other person or entity with respect to which you owe an obligation of confidentiality under any agreement or otherwise. The Company does not need and will not use such information and we will assist you in any way possible to preserve and protect the confidentiality of proprietary information belonging to third parties.

As you know, your employment with the Company will be on an “at will” basis, meaning that either you or the Company may terminate your employment at any time for any reason or no reason, without further obligation or liability except as set forth herein.

It is intended that all of the severance benefits and other payments payable under the Original Letter, as amended by this Amended Letter, satisfy, to the greatest extent possible, the exemptions from the application of Section 409A provided under Treasury Regulations 1.409A-1(b)(4), 1.409A-1(b)(5) and 1.409A-1(b)(9), and will be construed to the greatest extent possible as consistent with those provisions. For purposes of Code Section 409A (including, without limitation, for purposes of Treasury Regulation Section 1.409A-2(b)(2)(iii)), your right to receive any installment payments (whether severance payments, reimbursements or otherwise) shall be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder shall at all times be considered a separate and distinct payment. Notwithstanding any provision to the contrary herein, if you are deemed by the Company at the time of your Separation from Service to be a “specified employee” for purposes of Code Section 409A(a)(2)(B)(i), and if any of the payments or benefits due upon Separation from Service set forth herein and/or under any other agreement with the Company are deemed to be “deferred compensation”, then to the extent delayed commencement of any portion of such payments or benefits is required in order to avoid a prohibited distribution under Code Section 409A(a)(2)(B)(i) and the related adverse taxation under Section 409A, such payments shall not be provided to you prior to the earliest of (i) the expiration of the six-month period measured from the date of your Separation from Service with the Company, (ii) the date of your death or (iii) such earlier date as permitted under Section 409A without the imposition of adverse taxation. Upon the first business day following the expiration of such applicable Code Section 409A(a)(2)(B)(i) period, all payments deferred pursuant to this paragraph shall be paid in a lump sum to you, and any remaining payments due shall be paid as otherwise provided herein or in the applicable agreement. No interest shall be due on any amounts so deferred.

We hope you find this Amended Letter acceptable and look forward to your favorable response. Please return one copy of this Amended Letter indicating your acceptance to me.

Sincerely,

Guy Paul Nohra

On behalf of the Board of Directors

I accept the terms of employment offered in this Amended Letter.

Signature:	/s/ Richard King
Richard King

Date:	December 31, 2010